UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________

Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.

135 Duryea Road

Melville, New York 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	5
Notes to Financial Statements	6

Supplemental schedule as of and for the year ended December 31, 2015:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	15

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Henry Schein Inc. 401(k) Savings Plan

Melville, NY

We have audited the accompanying statements of net assets available for benefits of the Henry Schein Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

New York, New York

June 24, 2016

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2015	2014

Assets
Investments, at fair value (Notes 4 and 5):
Money market accounts	$42,609,895	$37,321,274
Mutual funds	670,137,078	641,472,351
Common stock	115,420,011	107,567,758
Total investments	828,166,984	786,361,383
Receivables:
Notes receivable from participants	19,047,311	18,549,926
Employer’s contribution (Note 1(b))	23,639,748	21,209,309
Other	36,574	238,117
Total receivables	42,723,633	39,997,352
Total Assets	870,890,617	826,358,735
Liabilities
Benefits claims payable	1,390	845
Net assets available for benefits	$870,889,227	$826,357,890

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended
	December 31,	December 31,
	2015	2014

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$27,694,208	$29,064,488
Net appreciation (depreciation) in fair value of investments:
Mutual funds	(24,672,021)	12,751,257
Common stock	16,488,909	17,670,881
Total investment income	19,511,096	59,486,626
Participants’ contributions	49,280,055	40,260,726
Employer’s contribution (Note 1(b))	23,639,748	21,209,309
Interest income - notes receivable from participants	1,001,458	899,965
Total additions	93,432,357	121,856,626
Deductions:
Benefits paid to participants	48,488,923	41,848,566
Administrative expenses	412,097	481,375
Total deductions	48,901,020	42,329,941
Net increase in plan assets	44,531,337	79,526,685
Net assets available for benefits, beginning of year	826,357,890	746,831,205
Net assets available for benefits, end of year	$870,889,227	$826,357,890

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”).  The Plan trustee is Fidelity Management Trust Company (the “Trustee”). Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service.  Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.  Effective December 1, 2015, if an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have been eligible to be credited with Profit Sharing Contributions and the Employer Match if he or she would have remained a temporary employee.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan.  There were no discretionary Profit Sharing Contributions for the years ended December 31, 2015 and 2014.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $18,000 for 2015 and $17,500 for 2014, in accordance with the deferral limitations for such years under the Internal Revenue Code (“IRC”).  The Plan also provides for matching contributions (the “Employer Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.  For the 2015 and 2014 Plan years, the Employer Match was allocated 100% to the participant’s investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.  The extra amount a participant may contribute may not exceed $6,000 in year 2015 and $5,500 in year 2014.

The Plan provides for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation, of eligible employees initially hired by the Company or its participating affiliates on or after March 1, 2014, unless the employee elects not to make 401(k) plan contributions or elects to make elective 401(k) plan contributions at a different percentage.

On May 1, 2015, the Plan was amended to provide for the automatic re-enrollment in the Plan, at a deferral percentage of 3% of compensation, for eligible employees previously employed by the Company or a participating affiliate who are rehired by the Company or its participating affiliates on or after May 1, 2015, and to provide for the recognition of service with Cardinal Health 200, LLC (“Cardinal”) for purposes of eligibility and vesting under the Plan for individuals who terminated employment with Cardinal during the period from February 1, 2015 through May 3, 2015 and who were then employed by the Company on the next day following their termination of employment with Cardinal.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

 (c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings.  Expenses directly related to participant transactions are deducted from the respective participant’s account.  Participants may direct the investment of their account balances into various investment options by the Plan.  As of December 31, 2015, the Plan offered twenty-one mutual funds and a money market account as investment options for participants.  Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as follows:

Vested
Vesting	percentage
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

(e) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.  The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time.  The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates.  The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence). Principal and interest are paid ratably through payroll deductions.

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee.  The employee may also roll-over any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates.  Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest.

(f) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan.  Participants may also receive in-service or hardship distributions based on criteria as described in the Plan document.

(g) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.  For the years ended December 31, 2015 and 2014, the Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.  Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

(h) Forfeitures

Forfeiture allocations may be used to offset administrative expenses of the Plan and to reduce the Employer Match.  Forfeited invested accounts totaled $311,227 and $184,969 at December 31, 2015 and 2014, respectively, and are included primarily in the Fidelity Retirement Money Market account in the statements of net assets available for benefits.  Forfeitures in the amount of $437,243 and $345,225 will be or have been used to offset Employer contributions for the years ended December 31, 2015 and 2014, respectively.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices.  Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation (depreciation).  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan’s investments are not insured or protected by the Plan’s Trustee, the Pension Benefit Guaranty Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which amends Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement.” The amendments remove the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are effective for fiscal years beginning after December 15, 2015 and should be applied on a retrospective basis. The provisions are effective for the year ending December 31, 2016. Plan management does not expect the adoption of these provisions to have a significant impact on the Plan’s financial statements.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” The amendments require fully benefit-responsive investment contracts to be measured, presented and disclosed only at contract value, not fair value; simplify the investment disclosure requirements; and provide a measurement date practical expedient for employee benefit plans. The amendments are effective for fiscal years beginning after December 15, 2015. Part I and Part II should be applied on a retrospective basis and Part III should be applied prospectively. The provisions are effective for the year ending December 31, 2016. Plan management does not expect the adoption of these provisions to have a significant impact on the Plan’s financial statements.

Note 3 – Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 26, 2013 (previous letter dated June 1, 2005), that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan was amended and restated effective as of January 1, 2015, with certain amendments effective on subsequent dates, and the amended and restated Plan was submitted to the IRS with an application for a determination letter on January 28, 2016.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present income tax law. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 4 – Investments

The fair value of the investments in excess of 5% of Plan assets are as follows:

	December 31,	December 31,
	2015	2014
Henry Schein, Inc.
Common Stock	$115,420,011	$107,567,758
Fidelity Spartan 500
Index Institutional
Fund	108,153,413	107,352,521
AF Growth of
America R6	66,923,034	65,828,432
Dodge & Cox Stock
Fund	50,054,649	54,759,313
PIMCO Total Return
Inst.	46,988,315	51,506,253

Note 5 – Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

·               Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

·               Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·               Level 3 - Inputs that are unobservable for the asset or liability.

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified:

Money Market Accounts

Funds held in money market accounts are classified as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2015 and 2014.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2015 and 2014.  The Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2015 and 2014.

Common Stock

Common stock of Henry Schein, Inc. is valued at the closing price on December 31, 2015 and 2014.  As of December 31, 2015 and 2014, the Company has classified its Henry Schein, Inc. Common Stock as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2015 and 2014.

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$42,609,895	$-	$-	$42,609,895
Mutual funds:
Large-Cap	258,425,352	-	-	258,425,352
Mid-Cap	30,606,057	-	-	30,606,057
Small-Cap	51,558,947	-	-	51,558,947
International	71,628,607	-	-	71,628,607
Blended	165,492,320	-	-	165,492,320
Bond Investments	92,425,795	-	-	92,425,795
Total mutual funds	670,137,078	-	-	670,137,078
Henry Schein, Inc. Common Stock	115,420,011	-	-	115,420,011
Total investments	$828,166,984	$-	$-	$828,166,984

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$37,321,274	$-	$-	$37,321,274
Mutual funds:
Large-Cap	255,585,737	-	-	255,585,737
Mid-Cap	57,725,853	-	-	57,725,853
Small-Cap	24,429,930	-	-	24,429,930
International	64,714,646	-	-	64,714,646
Blended	154,607,560	-	-	154,607,560
Bond Investments	84,408,625	-	-	84,408,625
Total mutual funds	641,472,351	-	-	641,472,351
Henry Schein, Inc. Common Stock	107,567,758	-	-	107,567,758
Total investments	$786,361,383	$-	$-	$786,361,383

During the years ended December 31, 2015 and 2014, there were no transfers of investments between the levels of the fair value hierarchy.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 – Party-in-Interest Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest.  The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest.  Notes receivable from participants also qualify as party-in-interest transactions.

Note 8 – Subsequent Events

In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 24, 2016.  The Company adopted on December 31, 2015 an amendment and restatement of the Plan, effective as of January 1, 2015, with certain amendments effective on subsequent dates.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Retirement Money Market Fund	42,609,895 money market fund shares with no set
		rate of interest and no maturity value.	a	$42,609,895

**	Common stock:
	Henry Schein, Inc. - Common Stock	1,507,443 common shares, par value $.01	a	115,420,011

	Shares of registered investment companies:
*	Fidelity Spartan 500 Index Institutional Fund	1,506,105 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	108,153,413
	AF Growth of America R6	1,620,804 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	66,923,034
	Dodge & Cox Stock Fund	307,517 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	50,054,649
	PIMCO Total Return Inst.	4,666,168 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	46,988,315
*	Fidelity Freedom Index 2020 Fund - Class W	3,083,164 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	41,468,567
*	Fidelity Freedom Index 2030 Fund - Class W	2,886,079 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	41,357,520

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
*	Fidelity Diversified International Fund – Class K	1,025,921 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	35,896,983
	Vanguard Total International Stock Index Fund	368,595 mutual fund shares. There is no maturity
	Institutional Shares	date, rate of interest, collateral, par or maturity value.	a	35,731,624
*	Fidelity OTC Portfolio	399,068 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	33,294,255
*	Fidelity Low Priced Stock Fund	640,964 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	30,606,058
*	Fidelity Puritan Fund	1,501,718 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	30,529,945
	Vanguard Small Cap Index Institutional	499,018 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	26,472,921
*	Fidelity Freedom 2040 Index Fund - Class W	1,775,796 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	26,406,089
	Neuberger Berman Genesis Trust	491,304 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	25,086,026
*	Fidelity Government Income Fund	2,086,020 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	21,486,007

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
	Vanguard Inflation-Protected Securities Fund	1,913,952 mutual fund shares. There is no maturity
	Institutional Shares	date, rate of interest, collateral, par or maturity value.	a	19,656,288
*	Fidelity Freedom Index 2010 Fund - Class W	808,292 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	10,370,396
*	Fidelity Freedom Index 2050 Fund - Class W	646,542 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	9,769,253
*	Fidelity Freedom Index Income Fund - Class W	478,380 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	5,348,289
	Prudential Total Return Bond Fund - Class Q	307,018 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	4,295,186
*	Fidelity Freedom Index 2060 Fund	24,821 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	242,260
	Total shares of registered investment companies			670,137,078
	Total Investments			$828,166,984

**	Notes Receivable from Participants	Fully secured loans with interest charges at current	-	$19,047,311
		commercial rates (current loans range from 5.25% to
		10.25% maturing through October 6, 2025)

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2015

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 24, 2016	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Plan Administrative Committee